UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 9, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED CHANGE OF DIRECTORS AND SUPERVISORS

Proposed Change of Directors

China Eastern Airlines Corporation Limited (the “Company”) received the resignation letters tendered by Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, the directors of the Company, on 8 August 2018. According to the unified deployment and arrangement of the Company’s comprehensive deepened reform, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen submitted to the board of directors of the Company their resignations from the positions as directors of the eighth session of the board of directors of the Company (the “Board”) and members of the relevant specific committees.

The resolution regarding the resignation of the directors of the eighth session of the Board and the resolution regarding the nomination of independent non-executive director of the eighth session of the Board were considered and approved at the sixteenth ordinary meeting of the Board held on 8 August 2018, which:

(i)	approved the resignations of Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen as directors of the Board;

(ii)

approved the resignation of Mr. Li Yangmin from the positions as a member of the Board’s Aviation Safety and Environment Committee and a member and chairman of the Planning and Development Committee, respectively;

(iii)	approved the resignation of Mr. Tang Bing from the position as a member of the Board’s Planning and Development Committee; and

(iv)

approved the nomination of Mr. Lin Wanli as the candidate for the position as an independent non-executive director of the Company. This matter needs to be submitted to the general meeting of the Company for consideration and approval.

The resignations of Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen will become effective from 30 August 2018.

Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen respectively confirmed that there is no disagreement between them and the Board, and there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company.

During their tenures of office on the Board, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen have demonstrated their loyalty, diligence and dedication in performing their duties as a director. They have made various contributions in and have given professional advice on matters such as improving corporate governance of the Company, material decision-makings of the Board and safeguarding the interests of the Company and its shareholders as a whole. The Board would like to express its sincere gratitude to Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen for their contributions to the Company’s development during their tenures of office.

After the resignations of Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen as directors of the Company, the number of directors of the Board meets the requirements stipulated by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Company Law of the People’s Republic of China and the articles    of association of the Company.

The Board announces that Mr. Lin Wanli (“Mr. Lin”) is proposed to be appointed as an independent non-executive director of the Company with his term of service being the same as the eighth session of the Board (i.e. until the conclusion of the 2018 annual general meeting of the Company). His appointment will be subject to the approval by the shareholders of the Company at the 2018 third extraordinary meeting of the Company (the “EGM”).

The biographical details of Mr. Lin are as follow:

Mr. Lin Wanli, aged 56, is currently a professional external director for state-owned enterprises. Mr. Lin served as the deputy party secretary and secretary of the Tunnel Bureau of the Ministry of Railways from December 1995 to March 2001; party secretary and vice chairman of China Railway Tunnel Group from April 2001 to December 2006; deputy party secretary, secretary and chairman of the labour union of China Northern Locomotive & Rolling Stock Industry (Group) Corporation from January 2007 to August 2013. He served as the party secretary and general manager of China Railway Materials Commercial Corp. and chairman and party secretary of China Railway Materials Company Limited from August 2013 to June 2015; party secretary and director of China National Aviation Fuel Group Corporation from July 2015 to November 2016; chairman of China Aviation Oil (Singapore) Corporation Ltd., a company listed on the Singapore Stock Exchange, from August 2015 to February 2017. Since November 2016, he has been a professional external director for state-owned enterprises. Mr. Lin has served as the external director of China National Agricultural Development Group Co., Ltd. since February 2017 and non-executive director of China Construction Technology Consulting Co., Ltd. since January 2018. Mr. Lin was a graduate of Economics of Shandong University and obtained an executive master’s degree in business administration from Tsinghua University. He is qualified as a senior political engineer and a senior economist.

There is no service contract entered into between Mr. Lin and the Company in respect of his proposed appointment as an independent non-executive director of the Company. Mr. Lin will not receive remunerations from the Company.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Lin does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Lin has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas;

(iii) Mr. Lin has no other major appointment or professional qualification; (iv) Mr. Lin does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Lin does not have, or is not deemed to have, any interests    in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Lin confirms that he has met the independence requirements as set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Lin which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

Proposed Change of Supervisors

The Company received the resignation letters tendered by Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun, the supervisors of the Company, on 8 August 2018. According to the unified deployment and arrangement of the Company’s comprehensive deepened reform, Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun submitted to the supervisory committee of the Company their resignations from their positions as supervisors of the eighth session of the supervisory committee of the Company (the “Supervisory Committee”).

The resolution regarding the resignation of the supervisors of the eighth session of the Supervisory Committee and the resolution regarding the nomination of shareholder supervisor of the eighth session of the Supervisory Committee were considered and approved at the eighteenth meeting of the Supervisory Committee on 8 August 2018, which:

(i)	approved the resignations of Mr. Ba Shengji and Mr. Jia Shaojun from the positions as shareholder representative supervisors of the Supervisory Committee;

(ii)	approved the resignation of Mr. Hu Jidong from the position as employee representative supervisor of the Supervisory Committee; and

(iii)

approved the nomination of Mr. Li Jinde as the candidate for the position as a shareholder representative supervisor of the Supervisory Committee, with his term of service being the same as that of the current session of the Supervisory Committee. This matter needs to be submitted to the general meeting of the Company for consideration and approval.

The resignations of Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun will be effective upon the election of one new shareholder representative supervisor and one new employee representative supervisor on 30 August 2018.

During their tenures of office on the Supervisory Committee, Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun have demonstrated their loyalty, diligence and dedication in performing their duties as a supervisor. They have made various contributions in and have given professional advice on matters such as improving corporate governance of the Company and safeguarding the interests of the Company and its shareholders as a whole. The Supervisory Committee would like to express its sincere gratitude to Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun for their contributions during their tenures of office.

Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun respectively confirmed that there is no disagreement between them, the Board and the Supervisory Committee, and there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company.

The Company has made an announcement on 10 July 2018 in respect of the resolution regarding the amendments to certain provisions of the articles of association of the Company and the resolution regarding the amendments to certain provisions of the Rules for the Meeting of the Supervisory Committee. The composition of the Supervisory Committee shall be adjusted from five supervisors to three supervisors and the resolutions shall be submitted to the EGM for consideration and approval. After the resignations of Mr. Ba Shengji, Mr. Hu Jidong and Mr. Jia Shaojun from their positions as supervisors of the Company and the election of one shareholder representative supervisor and one employee representative supervisor of the Company, the number of supervisors of the Supervisory Committee of the Company meets the requirements under the Company Law of the People’s Republic of China and the articles of association of the Company.

The Company announces that Mr. Li Jinde (“Mr. Li”) is proposed to be appointed as a shareholder representative supervisor of the Company, with his term of service being the same as that of the current session of the Supervisory Committee (i.e. until the conclusion of the 2018 annual general meeting of the Company). His appointment will be subject to the approval by the shareholders of the Company at the EGM.

The biographical details of Mr. Li are as follows:

Mr. Li Jinde, aged 57, is currently the head of the strategic development department of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Li entered the civil aviation industry in 1989. He had served the Northwest Regional Administration of Civil Aviation Administration of China (the “Northwest Regional Administration”) and an investment subsidiary of CEA Holding. From October 1989 to April 1999, he had been the deputy manager of the Domestic Service Center of the Northwest Regional Administration and general manager of the head office of the Northwest Civil Aviation Development. From May 1999 to April 2006, he served as the general manager of China Eastern Airline Real Estate Operation Company, and chairman and general manager of China Eastern Airline Real Estate Investment Co., Ltd. From May 2006 to December 2017, he served as the general manager, deputy party secretary, chairman and party secretary of Shanghai Eastern Airline Industry Investment Company Limited. Since December 2017, he has been the head of the strategic development department of CEA Holding. Mr. Li was a graduate of Horticulture of Gansu Agricultural University and obtained a master’s degree in business administration from Macau University of Science and Technology. He is qualified as an intermediate economist.

There is no service contract entered into between Mr. Li and the Company in respect of his proposed appointment as a supervisor of the Company. The remuneration of Mr. Li will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Li does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Li has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li has no other major appointment or professional qualification; (iv) Mr. Li does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Li does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the Board is not aware of any other matter in relation to the proposed appointment of Mr. Li which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 8 August 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).